UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 20, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated April 15, 2023 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the Approval from the Reserve Bank of India (RBI) regarding appointment of Deputy Managing Director and Executive Director of HDFC Bank Limited

April 20, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub :	Approval from the Reserve Bank of India (RBI) regarding appointment of Deputy Managing Director and Executive Director of HDFC Bank Limited (“Bank”)

We wish to inform you that pursuant to an application which was made by the Bank to the Reserve Bank of India (“RBI”) upon recommendation of the Bank’s Board of Directors in this regard, the RBI vide its communication dated April 19, 2023, has approved the following:

1.	Appointment of Mr. Kaizad Bharucha (DIN: 02490648) as Deputy Managing Director of the Bank for a period of 3 (three) years w.e.f. April 19, 2023

2.	Appointment of Mr. Bhavesh Zaveri (DIN: 01550468) as Executive Director of the Bank for a period of 3 (three) years w.e.f. April 19, 2023

Further, please note that a meeting of the Board of Directors of the Bank will be convened in due course inter alia to give effect to the above-mentioned appointments.

The brief profiles of Mr. Bharucha and Mr. Zaveri are given below.

(A) Brief profile of Mr. Kaizad Bharucha

Mr. Kaizad Bharucha is a career banker with more than 35 years of experience. He has been associated with the Bank since 1995. In his current position as Executive Director, he is responsible for Wholesale Banking covering areas of Corporate Banking, PSUs, Capital & Commodities Markets, Financial Institutions, Custody, Mutual Funds, Global Capability Centre & Financial Sponsors coverage, and Banks coverage.

As Executive Director, in his earlier position, he was responsible for Corporate Banking, Emerging Corporates Group, Business Banking, Healthcare Finance, Agri lending, Tractor financing, Commercial Vehicle Finance, Commercial Equipment Finance, Infrastructure Finance, Department for Special Operations and Inclusive Banking Initiatives Group. He is also the Designated Director, Financial Intelligence Unit (FIU) and the Designated Director, Internal Ombudsmen Committee.

Mr. Bharucha has rich and extensive experience in Risk Management, Credit Management, Banking and Business Management.

Prior to joining the Bank, he worked in SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking.

He has also represented the Bank as a member of the working group on banking related committees.

(B) Brief profile of Mr. Bhavesh Zaveri

Mr. Bhavesh Zaveri is the Group Head – Operations, Cash Management & ATM Product of HDFC Bank. In his current role, he is responsible for Business and Operations across the country and for creating and delivering a flawless operations execution capability across the diversified product suite of the Bank to the Corporate, MSME & Retail verticals including for Asset, for Liabilities and for Transaction Services of Payments & Cash Management, Trade Finance & Treasury, and ATM Product. He has an overall experience of over 36 years and has headed the critical functions of Operations, Cash Management and Technology at the Bank.

Mr. Zaveri joined the Bank in 1998 in the Operations function. He became Business Head – Wholesale Banking Operations in the year 2000 and was appointed as Group Head - Operations in 2009. He assumed additional responsibilities of the Information Technology function in 2015. In his previous role as Group Head - IT, he has contributed to the Digital transformation of the Bank by embracing technology to ensure operational efficiency resulting in improved customer experience across different product offerings of the Bank.

He has also participated in RBI’s Internal Payments Council Meet and was part of the Umbrella Organization for Payments Committee of 2004 that led to the formation of National Payment Corporation of India (NPCI). He is the only elected Indian from India on the SWIFT Scrl Brussels Global Board, Brussels. He has been featured twice in the “Who’s Who in Treasury and Cash Management” by Global Trade Review. He has also been a member of various committees formed by the Reserve Bank of India and Indian Banks’ Association. He has also served on the Board of the Clearing Corporation of India, HDFC Securities Ltd, HDB Financial Services Ltd & Swift India Pvt Ltd.

Prior to joining the Bank, Mr. Zaveri worked for Oman International Bank and Barclays Bank. He holds a Master’s Degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary